
September 15, 2023

Steven P. Mullins
Chief Financial Officer
PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

      Re: PROOF Acquisition Corp I
           Form 10-K for the fiscal year ended December 31, 2022
           Filed February 27, 2023
           File No. 001-41104

Dear Steven P. Mullins:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Financial Statements
Note 8 - Stockholders' Equity
Warrants, page F-20

1. We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation